Exhibit 23.5

July 18, 2007

China Digital TV Holding Co., Ltd.

Jingmeng High-Tech Building B, 4th Floor

No. 5 Shangdi East Road

Haidian District, Beijing 100085

People’s Republic of China

Ladies and Gentlemen:

We hereby consent to the reference to our firm’s name under the sections entitled “Risk Factors,” “Our Corporate Structure,” “Regulation,” “Legal Matters” and “Enforceability of Civil Liabilities” included in the Registration Statement on Form F-1, as amended, of China Digital TV Holding Co., Ltd. (the “Company”) in connection with the initial public offering of American Depositary Share, representing ordinary shares, of the Company. In giving such consent, we do not thereby admit that we fall within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Sincerely yours,

/s/ King & Wood, PRC Lawyers